ABN AMRO CAPITAL MARKETS (USA) LLC

Statement of Financial Condition

As of December 31, 2025

(With Report of Independent Registered Public Accounting Firm)

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8-71059

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/25 (MM/DD/YY) AND ENDING 12/31/25 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: ABN AMRO CAPITAL MARKETS (USA) LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

250 Park Avenue, Suite 911
(No. and Street)

New York	NY	10177
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Roger Luo	646-532-1144	roger.luo@abnamro.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Ernst & Young LLP
(Name – if individual, state last, first, and middle name)

1 Manhattan West	New York	NY	10001
(Address)	(City)	(State)	(Zip Code)

10/20/2003	42
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Alexander Lange _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of ABN AMRO CAPITAL MARKETS (USA) LLC _____, as of 12/31 _____, 2 025, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature:
Alexander C. Lange   Digitally signed by Alexander C. Lange
Date: 2026.02.26 15:23:23 -05'00'

Title:
President/CEO

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

ABN AMRO CAPITAL MARKETS (USA) LLC

Table of Contents



Ernst & Young LLP
700 Nicollet Mall
Suite 500
Minneapolis, 55402

Tel: +1 (612) 343 1000
www.ey.com

Report of Independent Registered Public Accounting Firm

To the Member and the Board of Directors of ABN AMRO Capital Markets (USA) LLC.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of ABN AMRO Capital Markets (USA) LLC the Company) as of December 31, 2025 and the related notes (the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company at December 31, 2025, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Ernst & Young LLP

We have served as the Company's auditor since 2024.

February 26, 2026

ABN AMRO CAPITAL MARKETS (USA), LLC

Statement of Financial Condition

as of December 31, 2025

(in thousands)

Assets		
Cash	$	22,483
Fees receivable		1,550
Fixed assets, net of depreciation of $137		204
Other assets		1,077
Total Assets	**$**	**25,314**
Liabilities		
Payables to related parties		621
Accrued and other liabilities		1,237
Total Liabilities	**$**	**1,858**
Member's equity		**23,456**
Total Liabilities and Member's Equity	**$**	**25,314**

See accompanying notes to Statement of Financial Condition.

ABN AMRO CAPITAL MARKETS (USA) LLC

Notes to Statement of Financial Condition

As of December 31, 2025

(In thousands)

(1) Organization and Nature of Operations

ABN AMRO Capital Markets (USA) LLC (the Company) is a wholly owned subsidiary of Netherlands-domiciled ABN AMRO Bank N.V. (AAB). The Company's business is investment banking. The Company operates to originate, structure, distribute securities, and otherwise participate in capital markets transactions in the United States.

The Company is a single member LLC. AAB is its sole Member.

The Company is registered as a broker dealer with the U.S. Securities and Exchange Commission (SEC). The Company is also a member of the Financial Industry Regulatory Authority (FINRA), and a member of the Securities Investor Protection Corporation (SIPC). For US federal income tax purposes, the Company operates as a disregarded entity.

The Company's operations center around investment banking activities, particularly securities transactions in the US primary markets with an emphasis on Northwestern Europe-based corporate and financial institutional clients of the Company's parent bank and other affiliates. The Company typically takes part in primary transactions as part of an underwriting and selling group, operating as an enabling agent to facilitate client access to the US capital markets. The Company also acts as a chaperoning broker dealer for AAB in accordance with Rule 15a-6 under the Securities Act of 1934, facilitating securities transactions between AAB and U.S.-based institutional investors in U.S. treasury and European sovereign debt securities in the secondary market.

The Company is currently engaged in a single line of business as a securities broker-dealer focusing on investment banking activities. The Company has identified Alexander Lange, its CEO and a member of the Board of Directors, as the Chief Operating Decision Maker ("CODM"), who uses net income to evaluate the results of the business including budgeting and forecasting of profit and loss to manage the Company. Additionally, the CODM uses excess net capital, which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using the Company's operational information as a whole. Revenue and significant expense categories are presented as one reportable segment in the Statement of Operations. Segment assets can be found in the Statement of Financial Condition. The accounting policies used to measure the profit and loss of the segment are the same as those described in the significant accounting policies.

(2) Summary of Significant Accounting Policies

(a) Basis of Presentation

The Company maintains its financial records in U.S. dollars. The Statement of Financial Condition are presented in accordance with accounting principles generally accepted in the United States of America (US GAAP).

(b) Use of Estimates

The preparation of the Statement of Financial Condition in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the Statement of Financial Condition. Management believes that the estimates used in the Statement of Financial Condition are reasonable. However, actual results could differ from those estimates.

(c) Cash

Cash in the Statement of Financial Condition as of December 31, 2025 was held at large US banking institutions not related to AAB or any other of the Company's affiliates.

ABN AMRO CAPITAL MARKETS (USA) LLC

Notes to Statement of Financial Condition

As of December 31, 2025

(In thousands)

(d)   Revenue Recognition

Revenue from contracts with customers is recognized when, or as, the Company satisfies the performance obligations by transferring the promised goods or services to the customers. A good or service is transferred to a customer when, or as, the customer obtains control of that good or service. A performance obligation may be satisfied over time or at a point in time. Revenue from a performance obligation satisfied over time is recognized by measuring the progress in satisfying the performance obligation in a manner that depicts the transfer of the goods or services to the customer. Revenue from a performance obligation satisfied at a point in time is recognized at the point in time that the Company determines the customer obtains control over the promised good or service. The amount of revenue recognized reflects the consideration the Company expects to be entitled to in exchange for those promised goods or services, and the Company reasonably believes its full receipt.

The Company's revenue from contracts with customers do not contain a significant financing component.

Contract Costs

Applying the practical expedient in paragraph 340-40-25-4 [94] of ASC 340, Other Assets and Deferred Costs, the Company recognizes the incremental costs of obtaining contracts as an expense when incurred if the amortization period of the assets that the Company otherwise would have recognized is one year or less.

Contract Balances

The timing of revenue recognition may differ from the timing of payment by customers. The Company records a receivable when revenue is recognized prior to payment and the Company has an unconditional right to payment. Alternatively, when payment precedes the provision of the related services, the Company records deferred revenue until the performance obligations are satisfied.

Investment Banking Revenue and Related Fees Receivable

Investment banking revenue is comprised primarily of securities underwriting and placement fees. The Company accounts for investment banking revenue in accordance with ASC 606, Revenue from Contracts with Customers. Typically, the Company enters into arrangements with underwriting syndicates and issuers, after it has secured firm undertaking by prospective investors or buyers, to underwrite or distribute securities in public offering or private placement transactions in debt or equity capital markets.

Underwriting and placement fees are recognized on the trade date when the Company purchases the securities from the issuer as part of the underwriting syndicate, and places them with the buyers. The Company is also credited with placement fees when it acts on behalf of the underwriting syndicate or the issuer and place securities with its clients. The Company believes that the trade date, which coincides with the transaction closing date, is the appropriate point in time to recognize revenue for securities underwriting and placement transactions. There are no more actions which the Company needs to take subsequent to this date, as the issuer and the buyers obtain the control of and the benefits from the capital markets offering on the date. The Company is typically allocated a pro rata share of the total underwriting and placement fees in proportion to the amount of security issuance it undertakes to distribute. Fees are normally received within 90 days following the close of a transaction.

The Company's receivables associated with outstanding contracts with customers as of December 31, 2025 stood at $1,550, which is included in Fees receivable in the Statement of Financial Condition. The Company did not carry any other assets or recognize any obligations for these outstanding arrangements.

(e)   ***Securities Transactions***

In the normal course of business, the Company does not invest in marketable securities in principal transactions. The Company accounts for securities acquired incidentally in investment banking operations or through transactions with affiliates at fair value.

As of December 31, 2025, the Company owned marketable securities valued at $304, included in Other assets in the Statement of Financial Condition.

(f)   ***Credit Losses***

The Company accounts for estimated credit losses on financial assets measured at an amortized cost basis in accordance with ASC 326-20, Financial Instruments – Credit Losses. ASC 326-20 requires the Company to estimate expected credit losses over the life of its financial assets and certain off-balance sheet exposures as of the reporting date based on relevant information about past events, current conditions, and reasonable and supportable forecasts.

The Company's receivables comprise of underwriting and placement fees receivable from underwriting syndicates, typically led by major financial institutions for successfully completed transactions. The Company subjects investment banking transactions to an internal qualification process for potential risk exposures, including counterparty credit risk. The Company's expectation is that credit risk associated with fees receivable from customers is not significant until they are 90 days past due on the contractual arrangement and expected payment date.

The Company has also established policies and procedures for mitigating credit risks, including screening counterparties for credit quality, reviewing and establishing limits for credit exposure, and continually assessing the creditworthiness of counterparties.

As of December 31, 2025, the Company did not carry any allowance for credit losses in the Statement of Financial Condition.

(g)   ***Income Taxes***

The Company accounts for income taxes in accordance with ASC 740, Income Taxes. Current and deferred tax consequences of all transactions in the Statement of Financial Condition are recognized according to the provisions of enacted tax laws. The effects of tax rate changes on deferred tax assets or liabilities, as well as other changes in income tax laws, are reflected in the Statement of Financial Condition in which such changes are enacted. Valuation allowances are established when necessary to reduce deferred tax assets to the amounts that will "more likely than not" (MLTN) be realized.

(h)   ***Translation of Foreign Currencies***

Assets and liabilities denominated in foreign currencies are translated to U.S. dollars at the year-end exchange rates. Net gains or losses resulting from foreign currency transactions are included in the results of operations.

(3)   **Recently Issued Accounting Pronouncements**

In December 2023, the FASB issued ASU No. 2023-09, Income Taxes: Improvements to Income Tax Disclosures (Topic 740), which requires that an entity, on an annual basis, disclose additional income tax information, primarily related to the rate reconciliation and income taxes paid. The amendment in the ASU is intended to enhance the transparency and decision usefulness of income tax disclosures by requiring disaggregation of income taxes paid by major tax jurisdictions and additional detail in the rate reconciliation between the U.S. federal statutory tax rate and the effective income tax rate. The amendments in this update are effective for annual periods beginning after December 15, 2024. The Company adopted ASU No. 2023-09 for fiscal year 2025. The adoption did not have a material impact on the Company's Statement of Financial Condition.

(4)   Leases

The Company leases office space in New York City for use in its operations under a non-cancelable operating lease with no renewal option that began in December 2023 and expires in December 2028 under the original lease term.

In addition to rent payments, the operating lease also requires payment of various occupancy related costs. These payments are typically not fixed. The Company accounts for these costs as variable payments and excludes them from the fixed monthly rent payments included in calculating the lease liability.

The Company recognized right-of-use (ROU) assets and associated operating lease liability consists of the fixed amount of rents discounted to present value using the Company's incremental borrowing rate, as the interest rate implicit in the lease is not available.

During the year, the Company entered into an agreement with its current landlord to early terminate its existing lease with an exit date of December 2026. AACM has subsequently evaluated its ROU assets for impairment in accordance with ASC 360, along with a revaluation of the related lease payment obligations as a result of the lease amendment. As of December 31, 2025, the Company recorded an ROU impairment charge of $193, resulting in a net carrying amount of the ROU of $136, included in Fixed assets in the Statement of Financial Condition.

As of December 31, 2025, the Company does not have any other future operating lease commitments.

(5)   Member's Equity

The Company is a limited liability company and its operating agreement governs the membership interest, including the allocation and distribution of the Company's results of operations.

(6)   Related Party Transactions

In the normal course of business, the Company enters into transactions with affiliated companies as part of its investment banking and general business operations.

As of December 31, 2025, the Statement of Financial Condition included the following balances with affiliates:

Liabilities:

Payables to related parties	$	621

Material items contained in the above balances are discussed below:

(a)   Support and Services

The Company and its affiliates share various resources for which they also share the associated costs pursuant to related cost sharing agreement that the Company has entered with various affiliates. Costs allocated to the Company for support including payroll and HR, accounting and financial reporting, operations, information technology, and risk management

As of December 31, 2025, the related unpaid balance was $621, included in Payables to related parties in the Statement of Financial Condition. The Company normally settles balances related to the allocation of on-going recurring expenses on a monthly basis.

(7) Income Taxes

The Company is treated as a disregarded entity for US income tax purposes and the results of its operations are included in the consolidated federal and certain combined state returns of AAB NV. The Company's federal and certain combined state income taxes are calculated as if the Company filed a separate return and any tax attributes are utilized according to the combined return as filed, as opposed to a standalone calculation. The current federal and deferred federal and state provision/benefit from income taxes reflected in the Statement of Financial Condition is settled annually. The current state tax payables/receivables as per the combined state returns are settled annually.

As of December 31, 2025, a $371 tax receivable from AAB NV is included in Other assets in the Statement of Financial Condition. The difference between the Company's expected income tax expense or benefit computed at the statutory federal income tax rate and the effective tax rate is as follows:

		Amount	Percent
Federal taxes	$	153	21.0%
State and local taxes (a)		15	2.1%
Nontaxable or nondeductible items		(12)	-1.7%
Tax rate change		-	0.0%
Other		1	0.1%
Effective tax rate	$	157	21.5%

(a) State taxes in New York City and New York State made up the majority (greater than 50 percent) of the tax effect in this category.

The following represents the approximate tax effect of each significant type of temporary difference giving rise to the deferred tax asset.

Deferred tax asset:		
Employee benefits	$	160
Deferred tax liability:		
Property, plant, and equipment		7
Deferred tax asset, net	$	153

As of December 31, 2025, the Company does not have any uncertain tax positions.

As of December 31, 2025, the Company recorded intercompany tax accruals with the Parent related to the following jurisdictions:

Federal	$	4
State and local taxes		-
Total income tax paid (net of refunds received)	$	4

AAB NV's tax returns are subject to examination by the Internal Revenue Service and by various state and local tax authorities. AAB NV is not under audit in any tax jurisdictions. The statute of limitations for federal remains open for tax years 2022 and forward. The statute of limitations for other states remains open for tax years 2021 and forward.

(8) Commitments and Contingencies

Outstanding commitments – in the normal course of business, the Company may enter into commitments for underwriting transactions. There were no open commitments for underwriting activities as of December 31, 2025.

Litigation and regulatory matters – the Company's business activities are highly regulated in many jurisdictions and subject to periodic regulatory examinations, inquiries and investigations. From time to time, the Company may become involved in legal and regulatory proceedings arising in the ordinary course of business or other circumstances. While any litigation and regulatory action contains an element of uncertainty, management believes, after consultation with legal counsel, that the outcome of currently known legal or regulatory proceedings or related claims are unlikely to have a material adverse effect on the Company's Statement of Operations, Financial Condition or Cash Flows. However, management cannot be certain regarding the outcome of such matters.

(9) Fair Value Disclosures

Fair Value Measurement — Definition and Hierarchy

ASC 820-10, Fair Value Measurement, defines fair value as the price that would be received to sell an asset or paid to transfer a liability (an exit price) in an orderly transaction between market participants at the measurement date.

ASC 820-10 establishes a hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs reflect the assumptions market participants would use in pricing the asset or liability, developed based on market data obtained from sources independent of the Company. Unobservable inputs reflect the Company's own assumptions about the assumptions market participants would use in pricing the asset or liability, developed based on the best information available in the circumstances.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels, as follows:

Level 1 – Quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access. This category includes active exchange-traded funds, money market mutual funds, mutual funds and equity securities.

Level 2 – Inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly. Such inputs include quoted prices in markets that are not active, quoted prices for similar assets and liabilities in active and inactive markets, inputs other than quoted prices that are observable for the asset or liability and inputs that are derived principally from or corroborated by observable market data by correlation or other means. This category includes most debt securities and other interest-sensitive financial instruments.

Level 3 – Unobservable inputs for the asset or liability, where there is little, if any, observable market activity or data for the asset or liability.

The Company carried financial instruments comprising of a single name publicly traded equity securities valued at $304 as of December 31, 2025. all of which are considered Level 1 of the Fair Value Hierarchy, and all were included in Other assets in the Statement of Financial Condition.

ABN AMRO CAPITAL MARKETS (USA) LLC

Notes to Statement of Financial Condition

As of December 31, 2025

(In thousands)

Fair Value of Financial Instruments Not Recorded at Fair Value

Certain financial instruments that are not carried at fair value in the Statement of Financial Condition are carried at amounts that approximate fair value due to their short-term nature. Fees receivable, receivable from and payable to related parties, other assets and accrued and other liabilities are carried at amounts that approximate fair value, and are recorded at or near their respective transaction prices. These receivables and payables are typically settled or converted to cash at approximately the carrying value (categorized as Level 2 of the fair value hierarchy).

(10) Financial Instruments

(a)   *Financial Instruments with Off-Balance Sheet Risk*

As of December 31, 2025, the Company did not own any financial instruments, or otherwise involved in financial arrangements that subject the Company to off balance sheet risks.

(b)   *Concentrations of Credit Risk*

The Company enters into transactions that involve varying degrees of credit risk. The Company monitors its exposure to this risk through a variety of credit exposure control procedures. Credit risk is the potential loss due to uncertainty in a counterparty's ability to meet its obligations. Counterparties primarily include brokers, dealers, banks, and other institutions.

As of December 31, 2025, the Company's cash was held at two major financial institutions. The balance on two separate accounts exceeded the federally insured limit of $250 by the Federal Deposit Insurance Corporation (the FDIC).

In the event counterparties do not fulfill their obligations, the Company may be exposed to credit risk. The risk of default depends on the creditworthiness of the counterparty. It is the Company's policy to review the credit standing of each counterparty on a periodic basis.

(11) Going Concern

ASC 205-40, Presentation of Financial Statements - Going Concern Disclosure of Uncertainties about an Entity's Ability to Continue as a Going Concern, requires management to explicitly evaluate for each reporting period whether there are conditions or events that raise substantial doubt about an entity's ability to continue as a going concern and provide related footnote disclosure in certain circumstances. Management, having assessed the Company's operating environment and conditions, its capital position, and liquidity situations, concluded that no conditions existed as of December 31, 2025 that would raise substantial doubt about the Company's ability to continue as a going concern at the date of the Statement of Financial Condition.

(12) Legal and Regulatory Matters

As a broker-dealer, the Company is subject to regulatory oversight and examinations by its regulators concerning matters arising in connection with the conduct of the Company's business. From time to time, the Company may become involved in legal and regulatory proceedings arising in the ordinary course of business or other circumstances.

While any legal litigation and regulatory proceedings contain an element of uncertainty, the Company has not identified any such matters which present loss contingencies which are both reasonably probable and estimable as of December 31, 2025.

(13) Net Capital Requirements

The Company is subject to the SEC's Uniform Net Capital Rule ("Rule 15c3-1"), which requires the maintenance of minimum net capital. The Company has elected to use the alternative method permitted by Rule 15c3-1, which requires that it maintain minimum net capital of $250.

As of December 31, 2025, the Company's net capital of $20,625 was $20,375 in excess of its minimum required net capital.

ABN AMRO CAPITAL MARKETS (USA) LLC

Notes to Statement of Financial Condition

As of December 31, 2025

(In thousands)

(14)   Subsequent Events

The Company has evaluated whether any events or transactions occurred subsequent to the date of the Statement of Financial Condition and through February 26, 2026, and determined that there were no material events or transactions that would require recognition or disclosure in the Statement of Financial Condition.